EXHIBIT 23.4
Independent Accountants’ Consent
The Board of Directors
Ashford Hospitality Trust, Inc.:
We consent to the use of (a) our report dated May 4, 2006, with respect to the combined balance sheet of Marriott at Research Triangle Park as of December 30, 2005, and the related combined statements of operations, net assets, and cash flows for the fiscal year then ended and (b) our report dated December 12, 2006, with respect to the combined balance sheets of the MIP Hotels as of December 31, 2005 and 2004, and the related combined statements of operations, owner’s equity, and cash flows for the years then ended, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the registration statement and related prospectus.
/s/ KPMG LLP
McLean, Virginia
April 10, 2007